UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                   SCHEDULE TO
                                  (RULE 13E-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                _________________

                      URBAN IMPROVEMENT FUND LIMITED - 1973
                       (Name of Subject Company (issuer))

                              SP MILLENNIUM L.L.C.
 (Name of Filing Person (identifying status as offeror, issuer or other person))

                          Limited Partnership Interests
                         (Title of Class of Securities)
                                _________________

                                      None
                      (CUSIP Number of Class of Securities)
                                _________________

                                   JOHN TAYLOR
                              SP MILLENNIUM L.L.C.
                          1201 THIRD AVENUE, SUITE 5400
                            SEATTLE, WASHINGTON 98101
                                 (800) 398-6399

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                                _________________

                                 WITH A COPY TO:

                             MARC D. BASSEWITZ, ESQ.
                          LATHAM & WATKINS ILLINOIS LLC
                             SEARS TOWER, SUITE 5800
                             233 SOUTH WACKER DRIVE
                             CHICAGO, IL 60606-6401
                                 (312) 876-7700

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
      Transaction valuation*                       Amount of filing fee
             $ 520,000                                   $ 42.07
-------------------------------------------------------------------------------

* The Transaction valuation is calculated solely for purposes of determining the filing fee. This amount is based on a per unit offering price of $400 for up to 1,300 Limited Partner Units by SP Millennium L.L.C. The amount of the filing fee is calculated in accordance with SEC Release Nos. 33-8095 and 34-45842 at $80.90 per $1 million of Transaction valuation (effective February 25, 2003).

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A                     Filing Party:  N/A
     Form or Registration No.:  N/A                   Date Filed:  N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.
[_]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Tender Offer Statement on Tender Offer Schedule TO (this "Schedule TO") is filed by SP Millennium L.L.C., a Washington limited liability company (the "Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase up to 1,300 outstanding units (the "Units") of limited partnership interests in Urban Improvement Fund Limited-1973, a California limited partnership (the "Partnership"), at $400 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units prior to Purchaser's acceptance of units for payment (except only a cash distribution to partners totaling about $925,000 that the general partner has informed Purchaser is expected to be made in February or March 2003 from the sale proceeds of Capital Manor and the other cash assets of the Partnership), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated as of February 26, 2003 and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and
(a)(1)(B) respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1 THROUGH 11.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated herein by reference with respect to Items 1-11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (c)(3) To the best knowledge of Purchaser, no person listed in Annex I of the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (c)(4) To the best knowledge of Purchaser, no person listed in Annex I of the Offer to Purchase has, during the last five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 12. EXHIBITS.

   (a)(1)(A)       Offer to Purchase, dated February 26, 2003
   (a)(1)(B)       Form of Letter of Transmittal
   (a)(1)(C) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
   (a)(1)(D)       Cover Letter, dated February 26, 2003
   (a)(1)(E)       Affidavit and Indemnity Agreement
   (a)(1)(F) Urban Improvement Fund Limited - 1973's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (previously filed with the Securities and Exchange Commission on September 19, 2002 and incorporated herein by reference).
   (a)(1)(G) Urban Improvement Fund Limited - 1973's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 (previously filed with the Securities and Exchange Commission on October 30, 2002 and incorporated herein by reference).
   (b)             Not applicable
   (d)             Not applicable
   (g)             Not applicable
   (h)             Not applicable

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      SP MILLENNIUM L.L.C.


                                      By:  /s/ John M. Orehek
                                           ------------------------------------
                                           Name:    John M. Orehek
                                           Title:   President

                                     (Principal Executive Officer)

Dated:  February 26, 2003

                                  EXHIBIT INDEX

   (a)(1)(A)       Offer to Purchase, dated February 26, 2003
   (a)(1)(B)       Form of Letter of Transmittal
   (a)(1)(C) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
   (a)(1)(D)       Cover Letter, dated February 26, 2003
   (a)(1)(E)       Affidavit and Indemnity Agreement
   (a)(1)(F) Urban Improvement Fund Limited - 1973's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (previously filed with the Securities and Exchange
                   Commission on September 19, 2002 and incorporated herein by reference).
   (a)(1)(G) Urban Improvement Fund Limited - 1973's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002 (previously filed with the Securities and Exchange Commission on October 30, 2002 and incorporated herein by reference).
   (b)             Not applicable
   (d)             Not applicable
   (g)             Not applicable
   (h)             Not applicable